Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN HOLDS ITS AGM, ALL RESOLUTIONS PASSED

DUBLIN, IRELAND, MAY 25, 2006 -- Elan Corporation, plc today held its annual general meeting (AGM). All eighteen shareholder resolutions proposed to the meeting were passed by the shareholders.

The AGM was webcast and a replay of the event is available by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon.

About Elan
Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.